UNITED STATES BANKRUPTCY COURT
DISTRICT OF DELAWARE

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: January 3 - January 30, 2010

MONTHLY OPERATING REPORT
File with Court and submit copy to United States Trustee within 20 days after end of month.

Submit copy of report to any official committee appointed in the case.

REQUIRED DOCUMENTS	Form No.	Document Attached	Available Upon Request	Affidavit/Suppleme nt Attached
Schedule of Cash Receipts and Disbursements	MOR-1	X		
Bank Reconciliation (or copies of debtor's bank reconciliations)	MOR-1a		X	
Schedule of Professional Fees Paid	MOR-1b	X		
Listing of bank account numbers and balances		X		
Cash disbursements journals		X		
Statement of Operations	MOR-2	X		
Balance Sheet	MOR-3	X		
Status of Postpetition Taxes	MOR-4	X		
Copies of IRS Form 6123 or payment receipt		N/A		
Copies of tax returns filed during reporting period		N/A		
Summary of Accounts Payables	MOR-4	X		
Accounts Receivable Aging		N/A		
Debtor Questionnaire	MOR-5	X		

I declare under penalty of perjury (28 U.S.C. Section 1746) that this report and the attached documents
are true and correct to the best of my knowledge and belief.

_____
Signature of Debtor

_____2/17/10_____
Date

_____
Signature of Joint Debtor

_____
Date

_____
Signature of Authorized Individual*

_____2/17/10_____
Date

J. Gregory Ambro
Printed Name of Authorized Individual

Executive Vice President and Chief Operating Officer
Title of Authorized Individual

*Authorized individual must be an officer, director or shareholder if debtor is a corporation; a partner if debtor
is a partnership; a manager or member if debtor is a limited liability company.

UNITED STATES BANKRUPTCY COURT
DISTRICT OF DELAWARE

In re Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: January 3 - January 30, 2010

SCHEDULE OF CASH RECEIPTS AND DISBURSEMENTS [1]

| | | | BANK ACCOUNTS | | | | CURRENT MONTH | | FILING TO DATE |
	GEN OPER	STORE WORKING FUNDS	UTILITY DEP	SALES TAX	PROFITS RESERVE	ALASKA	ACTUAL	PROJECTED [2]	ACTUAL
CASH (LOAN BALANCE) BEGINNING OF MONTH	$ 11,293	$ -	$ 280	$ -	$ -	$ -	$ 11,573	$ 10,304	$ (68,811)
RECEIPTS									
CASH SALES			-				-	-	83,387
CREDIT CARD RECEIVABLES			-				-	-	20,495
LOANS AND ADVANCES			-				-		
SALE OF ASSETS			-				-		115,828
OTHER RECEIPTS [3]	1,272						1,272	170	68,494
TRANSFERS (FROM DIP ACCTS)									
TOTAL RECEIPTS	$ 1,272	$ -	$ -	$ -	$ -	$ -	$ 1,272	$ 170	$ 288,204
DISBURSEMENTS									
ADVERTISING			-				-	-	3,223
MERCHANDISE (INCLUDING FREIGHT)			-				-	-	53,228
RENT	81						81	104	13,980
PAYROLL, PAYROLL TAXES, AND BENEFITS [4]	194						194	121	50,532
UTILITIES	17						17	20	4,669
INSURANCE			-				-	-	1,086
SALES AND OTHER TAXES	-						-	-	32,884
GENERAL OPERATING	21						21	26	8,526
FINLAY LICENSE			-				-	-	11,814
FINANCING EXPENSES			-				-	-	3,524
PROFESSIONAL FEES	570						570	550	14,168
OTHER			-				-	-	7,671
TOTAL DISBURSEMENTS	$ 883	$ -	$ -	$ -	$ -	$ -	$ 883	$ 821	$ 205,305
DRAW ON LC			-				-	-	4,648
ADJUSTMENTS			-				-	-	2,522
NET CASH FLOW	$ 389	$ -	$ -	$ -	$ -	$ -	$ 389	$ (651)	$ 80,773
(RECEIPTS LESS DISBURSEMENTS)									
CASH (LOAN BALANCE)- END OF MONTH	$ 11,682	$ -	$ 280	$ -	$ -	$ -	$ 11,962	$ 9,653	$ 11,962

[1] The cash balances and activity on this schedule represents the following balance sheet items: Unrestricted Cash and Cash Equivalents, Restricted Cash and Cash Equivalents, and Revolver Line of Credit. The balance of the revolver line of credit as of 1/30/10 was $0.

[2] Projected amounts reflect projections per the DIP budget (based on weeks ending each Monday) and reflect projected activity for the period January 5, 2010 - February 2, 2010. The projection does not include activity in the other general operating, Alaska, prof. fees, utilities, and sales tax accounts.

[3] Includes $1,207K refund from a merchandise factor, $30K refund of a credit card company holdback, and $12K received from merchandise vendors for various claims.

[4] Includes $6K related to the payment of pre-petition vacation payroll.

UNITED STATES BANKRUPTCY COURT
DISTRICT OF DELAWARE

SCHEDULE OF PROFESSIONAL FEES AND EXPENSES PAID
This schedule is to include all retained professional payments from case inception to current month.

(Actual $)

PAYEE	PERIOD COVERED	DATE OF COURT ORDER AUTHORIZING PAYMENT	AMOUNT APPROVED	AMOUNT PAID		TOTAL PAID TO DATE		AMOUNT ACCRUED	TOTAL INCURRED AND UNPAID
				FEES	EXPENSES	FEES	EXPENSES		
O'Melveny & Meyers	1/3/10 to 1/30/10	1/19/2010	175,517	170,527	4,990	4,175,698	111,303	3,988,000	(299,001)
FTI Consulting	1/3/10 to 1/30/10	1/7/2010	77,626	77,577	49	2,694,782	132,406	3,426,000	598,812
Richards, Layton & Finger	1/3/10 to 1/30/10	12/28/2009	67,842	63,331	4,511	721,571	54,927	351,000	(425,498)
Kurtzman Carson Consultants	1/3/10 to 1/30/10	n/a	n/a	113,642		910,499	-	807,000	(103,499)
Cooley Godward Kronish	1/3/10 to 1/30/10	12/14/2009	29,244	27,862	1,382	492,533	14,567	901,000	393,900
Loughlin Meghji & Company	1/3/10 to 1/30/10	1/19/2010	77,049	76,969	80	559,329	749	611,000	50,922
Benesch	1/3/10 to 1/30/10	12/14/2009	5,629	5,453	176	124,932	1,618	100,000	(26,550)
GE Capital Third Party Legal [1]	1/3/10 to 1/30/10	n/a	n/a			578,731	5,505	500,000	(84,236)
Financial Dynamics	1/3/10 to 1/30/10					29,377	-	25,000	(4,377)
Other	1/3/10 to 1/30/10	12/2/09 and 12/24/09	13,001	12,960	41	127,287	276	763,000	635,437
TOTAL PAYMENTS TO PROFESSIONALS			$ 445,908	$ 548,321	$ 11,229	$ 10,414,739	$ 321,351	$ 11,472,000	$ 735,910

[1] Amounts paid to GE Capital's legal advisors represent disbursements related to advisory work on the Credit Agreement.

UNITED STATES BANKRUPTCY COURT
DISTRICT OF DELAWARE

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: January 3 - January 30, 2010

STATEMENT OF OPERATIONS - Income Statement

The Statement of Operations is to be prepared on an accrual basis. The accrual basis of accounting recognizes
revenue when it is realized and expenses when they are incurred, regardless of when cash is actually received or paid.

	Month ($ in 000's)	Cumulative Filing to Date ($ in 000's)
REVENUES		
Net Sales	-	93,101
Net Leased Department Revenue	-	1,791
Net Credit Revenue	-	1,758
Total Revenues	-	96,650
COST OF GOODS SOLD		
Cost of Goods Sold	-	73,936
Gross Profit	-	22,714
OPERATING EXPENSES		
Advertising	-	2,108
Bad Debts	-	61
Contributions	-	9
Employee Benefits Programs	12	2,323
Insider Compensation	43	1,092
Insurance	15	1,323
Repairs and Maintenance [1]	254	1,382
Rent and Lease Expense	50	4,335
Salaries/Commissions/Fees	21	21,551
Supplies	-	1,920
Taxes	132	3,655
Travel and Entertainment	-	132
Utilities	11	1,625
Other (attach schedule)	(1,473)	92,321
Total Operating Expenses Before Depreciation	(935)	133,837
Depreciation/Depletion/Amortization	26	5,332
Net Profit (Loss) Before Other Income & Expenses	909	(116,455)
OTHER INCOME AND EXPENSES		
Other Income (attach schedule)	(238)	(4,125)
Interest Expense	8	1,655
Net Profit (Loss) Before Reorganization Items	1,139	(113,985)
REORGANIZATION ITEMS		
Professional Fees	-	11,564
U. S. Trustee Quarterly Fees	-	80
Other Reorganization Expenses (attach schedule)	-	2,809
Total Reorganization Expenses	-	14,453
Income Taxes	-	76
Net Profit (Loss)	$ 1,139	$ (128,514)

[1] Includes the reclassification of $210K paid for repairs and maintenance at the closing of the Forever 21 transaction.

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: January 3 - January 30, 2010

STATEMENT OF OPERATIONS - continuation sheet

BREAKDOWN OF "OTHER" CATEGORY	Month ($ in 000s)	Cumulative Filing to Date ($ in 000s)
Other Operational Expenses		
Services Purchased	18	5,588
Unclassified	0	(1,114)
Communications	8	652
Postage	0	222
Professional Fees	8	(17)
Costs capitalized under Uniform Capitalization Rules [1]	0	(1,099)
Gain on Sale of Assets [2]	(1,507)	88,045
Store Closure Costs	0	44
Total Other Operational Expenses	**(1,473)**	**92,321**
Other Income		
Rental income	0	(111)
Miscellaneous income [3]	(238)	(4,014)
Total Other Income	**(238)**	**(4,125)**
Other Reorganization Expenses		
Amortization of DIP loan fees	0	2,809
Total Other Reorganization Expenses	0	2,809

[1] Uniform Capitalization Rules require capitalization of certain indirect buying, handling and distribution costs to align these costs with the related sales.

[2] Includes the correction of an erroneous land disposal entry; the land was placed back on the books as it was not sold.

[3] Miscellaneous income includes $160K receivable due from HSBC related to Gottschalks' share of the bad debt sales tax deduction from the California Board of Equilization.

UNITED STATES BANKRUPTCY COURT
DISTRICT OF DELAWARE

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: January 3 - January 30, 2010

BALANCE SHEET

The Balance Sheet is to be completed on an accrual basis only. Pre-petition liabilities must be classified separately from postpetition obligations.

ASSETS	BOOK VALUE AT END OF CURRENT REPORTING MONTH ($ in 000's)	BOOK VALUE PETITION DATE ($ in 000's)
CURRENT ASSETS		
Unrestricted Cash and Equivalents	$ 11,484	$ 7,408
Restricted Cash and Cash Equivalents [1]	280	-
Accounts Receivable (Net)	2,929	2,944
Inventories	-	126,552
Prepaid Expenses (attach schedule)	1,095	3,849
Professional Retainers	320	493
Other Current Assets (attach schedule)	6,928	8,216
TOTAL CURRENT ASSETS	$ 23,036	$ 149,462
PROPERTY AND EQUIPMENT		
Real Property and Improvements	11,810	60,652
Machinery and Equipment	-	61,313
Furniture, Fixtures and Office Equipment	6	89,942
Leasehold Improvements	4,133	65,463
Vehicles	-	420
Construction in progress	-	2,187
Less Accumulated Depreciation	(5,076)	(151,228)
TOTAL PROPERTY & EQUIPMENT	$ 10,873	$ 128,749
OTHER ASSETS		
Loans to Insiders	-	-
Other Assets (attach schedule)	3,678	5,166
TOTAL OTHER ASSETS	$ 3,678	$ 5,166
TOTAL ASSETS	$ 37,587	$ 283,377

LIABILITIES AND OWNER EQUITY	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE PETITION DATE
LIABILITIES NOT SUBJECT TO COMPROMISE (Postpetition)		
Accounts Payable	37	
Taxes Payable (refer to FORM MOR-4)	972	
Wages Payable	67	
Rent / Leases - Building/Equipment	1,289	
Secured Debt / Adequate Protection Payments	-	
Professional Fees	736	
Amounts Due to Insiders	28	
Other Postpetition Liabilities (attach schedule)	19,806	
TOTAL POSTPETITION LIABILITIES	$ 22,935	-
LIABILITIES SUBJECT TO COMPROMISE (Pre-Petition)		
Secured Debt	990	76,069
Priority Debt	-	37
Unsecured Debt	53,116	54,533
Other Pre-petition Liabilities (attach schedule)	414	64,099
TOTAL PRE-PETITION LIABILITIES	$ 54,520	194,738
TOTAL LIABILITIES	$ 77,455	194,738
OWNER EQUITY		
Capital Stock	137	137
Additional Paid-In Capital	78,007	78,002
Retained Earnings - Pre-Petition	11,987	11,987
Retained Earnings - Postpetition	(128,512)	
Adjustments to Owner Equity (attach schedule)	(1,487)	(1,487)
NET OWNER EQUITY	(39,868)	88,639
TOTAL LIABILITIES AND OWNERS' EQUITY	$ 37,587	$ 283,377

[1] Restricted Cash and Cash Equivalents represents cash held in a separate account for utility adequate assurance.

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: January 3 - January 30, 2010

BALANCE SHEET - continuation sheet

ASSETS	BOOK VALUE AT END OF CURRENT REPORTING MONTH ($ in 000's)	BOOK VALUE PETITION DATE ($ in 000's)	
Prepaid Expenses			
Prepaid insurance	126	1,167	
Workers compensation prepaid	889	889	
Prepaid advertising	-	219	
Prepaid health and other	-	122	
Prepaid rent	80	-	
Prepaid expenses	-	1,094	
Prepaid property taxes	-	358	
Total Prepaid Expenses	1,095	3,849	
Other Current Assets			
Supplies	-	1,534	
Workers compensation reserves	6,118	6,118	
Deferred loan fees	-	4	
Other receivables	810	373	
Salary support receivable	-	184	
Other	-	3	
Total Other Current Assets	6,928	8,216	
Other Assets			
Intangibles - lease rights	-	813	
Investment in partnership	1,785	1,810	
Credit card and other deposits	1,893	-	
Straightline lease	-	2,543	
Prepaid rent	-		
Total Other Assets	3,678	5,166	
LIABILITIES AND OWNER EQUITY	**BOOK VALUE AT END OF CURRENT REPORTING MONTH**	**BOOK VALUE PETITION DATE**	
Other Postpetition Prepetition Liabilities			
Other Postpetition Liabilities			
Accrued expenses	2,776		
Gift and merchandise cards	3,595		
Vacation payable	29		
Payroll deductions payable	13		
Sales return reserve	-		[1]
Workers compensation insurance reserves	6,118		[1]
Other insurance reserves	329		[1]
Deferred revenue	2,202		
Deferred rent	-		
Intangibles - lease rights	-		
Fin 48 liability	1,008		
Deferred taxes	3,736		
Capital leases	-		
Total Other Postpetition Liabilities	19,806		
Other Prepetition Liabilities			
Accrued expenses		5,162	[2]
Gift and merchandise cards		7,738	[2]
Sales and payroll taxes payable		10,495	[2]
Wages payable		2,030	[2]
Vacation payable	25	2,990	
Payroll deductions payable		304	[2]
Accrued accounting fees	209	520	
Pension liability	97	97	
Other accruals prepetition	83	599	
Store party fund	-	63	
Vendor supported events	-	220	
Sales return reserve		1,663	[1]
Workers compensation insurance reserves		6,118	[1]
Other insurance reserves		259	[1]
Deferred revenue		6,699	
Deferred rent		5,466	
Intangibles - lease rights		208	
Fin 48 liability		1,008	
Deferred taxes		3,512	
Capital leases		8,948	
Total Other Prepetition Liabilities	414	64,099	
Adjustments to Owner Equity			
Treasury stock	(1,487)	(1,487)	
[1] Represents reserves that are reevaluated on a quarterly basis.			
[2] Represents employee programs that were continued postpetition per Court order.			

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: January 3 - January 30, 2010

STATUS OF POSTPETITION TAXES

The beginning tax liability should be the ending liability from the prior month or, if this is the first report, the amount should be zero.
Attach photocopies of IRS Form 6123 or payment receipt to verify payment or deposit of federal payroll taxes.
Attach photocopies of any tax returns filed during the reporting period.

(Actual $)

	Beginning Tax Liability	Amount Withheld or Accrued	Amount Paid	Ending Tax Liability
Federal				
Withholding	31,731	13,345	(37,842)	7,234
FICA	23,068	10,215	(27,787)	5,497
Unemployment	1,386	195	(1,173)	408
Total Federal Taxes	$ 56,185	$ 23,756	$ (66,802)	$ 13,139
State and Local				
Withholding	14,399	5,521	(16,920)	3,000
Sales & Excise	-	-	-	-
Unemployment	8,012	720	(6,042)	2,690
Real Property	396,917	42,165	-	439,082
Personal Property [1]	447,123	66,975	-	514,098
Workers Compensation	110	-	(110)	0
Other: Local	-	-	-	-
Total State and Local	866,561	115,381	(23,073)	958,870
Total Taxes	$ 922,746	$ 139,137	$ (89,874)	$ 972,009

[1] Personal Property Taxes are paid on an annual basis.

* Copies of tax returns are available upon request.

SUMMARY OF ACCOUNTS PAYABLE

Attach aged listing of accounts payable.

Note: The Company does not analyze or prepare the aging of its accounts payable.

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: January 3 - January 30, 2010

ACCOUNTS RECEIVABLE AGING

Accounts Receivable Aging	Amount

Note: The Company does not analyze or prepare the aging of its accounts receivable.

DEBTOR QUESTIONNAIRE

Must be completed each month	Yes	No
1. Have any assets been sold or transferred outside the normal course of business this reporting period? If yes, provide an explanation below.		X
2. Have any funds been disbursed from any account other than a debtor in possession account this reporting period? If yes, provide an explanation below.		X
3. Have all postpetition tax returns been timely filed? If no, provide an explanation below.	X	
4. Are workers compensation, general liability and other necessary insurance coverages in effect? If no, provide an explanation below.	X	
5. Has any bank account been opened during the reporting period? If yes, provide documentation identifying the opened account(s). If an investment account has been opened provide the required documentation pursuant to the Delaware Local Rule 4001-3.		X